
February 27, 2023

Mark Palfreeman
Chief Executive Officer
Nixplay Inc.
12301 Whitewater Dr., Suite 115
Minnetonka, MN 55343-3932

> **Re: Nixplay Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed on February 10, 2023**
> **File No. 024-12011**

Dear Mark Palfreeman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 10, 2023

Dilution, page 16

1. As this is a best-efforts offering with no minimum investment required, please revise the dilution information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, 75%), to supplement the current 100% presentation.

2. Please revise to include the Bonus Shares in your calculation of the dilution of your common stock.

Plan of Distribution and Selling Securityholders, page 18

3. Please disclose clearly that this offering has no minimum condition to closing and describe the implications for investors.

<u>Compensation of Directors and Executive Officers, page 52</u>

4.   Your disclosure that, for the fiscal year ended December 31, 2022, your current directors as a group received a total of $29,500 in compensation appears to be inconsistent with the tabular disclosure in this section. Please revise or advise.

        Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Jeanne Campanelli